SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 METROWERKS INC.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   59266R 10 5
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                                 (CUSIP Number)

                              MICHELLE WARNER, ESQ.
                                 MOTOROLA, INC.
                            1303 EAST ALGONQUIN ROAD
                           SCHAUMBURG, ILLINOIS 60196
                             TELEPHONE: 847-576-5000
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 AUGUST 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  59266R 10 5

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Persons set forth below (entities only)

         Motorola, Inc. (# 36-1115800)

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2.       Check the appropriate box if a member of a group     (a)      / /

         Not applicable                                       (b)      / /
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3.       SEC use only

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4.       Source of Funds

         WC
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5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): / /
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6.       Citizenship or Place of Organization

         Motorola, Inc.  -  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person with:

         7.       Sole Voting Power                  0
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         8.       Shared Voting Power                3,790,478
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         9.       Sole Dispositive Power             2,913,172
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         10.      Shared Dispositive Power           0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,703,650 Common Shares
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /
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13.      Percent of Class Represented by Amount in Row (11)

         38.2%
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14.      Type of Reporting Person

         Motorola, Inc.  -  CO
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

CUSIP NO.:  59266R 10 5

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Persons set forth below (entities only)

         Motorola Canada Acquisition Corp.
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2.       Check the appropriate box if a member of a group     (a)      / /

         Not applicable                                       (b)      / /
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3.       SEC use only

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4.       Source of Funds

         WC
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5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): / /
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         Motorola Canada Acquisition Corp.  -  Canada
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Number of Shares Beneficially Owned by Each Reporting Person with:

         7.       Sole Voting Power                  0
--------------------------------------------------------------------------------

         8.       Shared Voting Power                3,790,478
--------------------------------------------------------------------------------

         9.       Sole Dispositive Power             2,913,172
--------------------------------------------------------------------------------

         10.      Shared Dispositive Power           0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,703,650 Common Shares
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

         38.2%
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14.      Type of Reporting Person

         Motorola Canada Acquisition Corp.  -  CO
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



ITEM 1.           SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common shares, no par value (the "Common Shares"), of Metrowerks Inc. (the "Company"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA"). The principal executive offices of the Company are located at 1500 du College, Suite 300, Saint Laurent, Quebec H4L SG6, Canada.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c), (f). This Schedule 13D is being filed on behalf of Motorola, Inc., a Delaware corporation ("Motorola"), and Motorola Canada Acquisition Corp., a corporation incorporated under the CBCA that is an indirect wholly-owned subsidiary of Motorola ("Purchaser"). Purchaser recently was organized for the purpose of making an offer to purchase all of the issued and outstanding Common Shares (the "Offer") and then, subsequent to the completion of the Offer, effecting either a compulsory acquisition (the "Compulsory Acquisition") or other subsequent acquisition transaction (the "Amalgamation"), as more fully described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Motorola or Purchaser that it is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

         Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in the consumer, networking and computing, transportation and wireless communications markets; and (iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and consumer markets.

         The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Schedule A, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

         Purchaser's principal executive offices are located at 3900 Victoria Park Avenue, North York, Ontario M2H 3H7, Canada. Purchaser has not carried on any activities except in connection with the Offer and either the Compulsory Acquisition or the Amalgamation.

         The names, business addresses, present principal occupations of the directors and executive officers of Purchaser and the citizenship of such persons are set forth in the attached Schedule B, which is incorporated herein by reference.

         (d)-(e). Neither Motorola, Purchaser, nor, to the best knowledge of Motorola or Purchaser, any of the directors or executive officers listed on Schedule A or Schedule B respectively, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Purchaser and Motorola to consummate the Offer and either the Compulsory Acquisition or the Amalgamation and to pay related fees and expenses is estimated to be approximately US$100,000,000. Purchaser will obtain all funds required by it from Motorola. Motorola will obtain all funds required to consummate the Offer and either the Compulsory Acquisition or the Amalgamation from working capital.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the Offer is to enable Purchaser to acquire the Company by purchasing all of the issued and outstanding Common Shares.

         On August 19, 1999, Motorola and the Company entered into an agreement (the "Offer Agreement") providing for the commencement by Motorola, through Purchaser, of an offer to purchase all of the issued and outstanding Common Shares at a price of US$6.25 per share. The Offer Agreement provides that, subject to the terms and conditions contained therein, Purchaser will commence the Offer as soon as reasonably practicable after the execution of the Offer Agreement but not later than September 2, 1999. The Offer is being made only for the Common Shares and not for any options, warrants or other rights to purchase Common Shares, although the Offer does extend to Common Shares that may become outstanding pursuant to the exercise of outstanding options to acquire Common Shares. Treatment of unexercised employee stock options is described below. The Offer will be made in accordance with applicable laws and will be held open for acceptance for 21 calendar days, subject to the right of Purchaser to extend the period during which Common Shares may be deposited.

         At the sole discretion of Motorola, the Offer may be structured to permit holders that hold Common Shares indirectly through a holding company incorporated under the CBCA that has no assets other than the Common Shares and has no tax or other liabilities to deposit all of the holding company's issued and outstanding shares ("Holdco Shares") and all Common Shares held by the holding company to Purchaser, whereby Purchaser will purchase such Holdco Shares in lieu of the Common Shares owned by the holding company that have been deposited directly under the Offer. The aggregate consideration payable for the Holdco Shares will be identical to the consideration that the holding company would have been entitled to receive had the Common Shares owned by the holding company been purchased directly under the Offer. If a shareholder chooses to use this alternative, such shareholder will thereby dispose of its entire interest in its holding company and its entire indirect interest in its Common Shares as a result of the sale of its Holdco Shares to Purchaser, and each holding company will become a wholly-owned subsidiary of Purchaser. A valid deposit under the Offer of a holding company's Holdco Shares and all Common Shares held by such holding company will constitute an acceptance of the Offer.

         The Offer is subject to certain conditions, including, among others:
(i) a minimum of not less than 77% of the outstanding Common Shares (calculated on a fully diluted basis, but excluding Common Shares issuable pursuant to the Option Agreement, as described below) being validly tendered pursuant to the Offer and not withdrawn and (ii) all requisite regulatory approvals in connection with the Offer being obtained, in each case as set forth in the Offer Agreement.

         If within 120 days after the expiry of the Offer the Offer has been accepted by holders of not less than 90% of all of the Common Shares (including securities currently convertible into Common Shares), Purchaser intends to acquire the remainder of the Common Shares, on the same terms as Common Shares were acquired under the Offer, pursuant to the compulsory acquisition provisions of Section 206 of the CBCA. If Purchaser takes up and pays for Common Shares validly deposited under the Offer and the statutory right of acquisition described above is not available, then Purchaser anticipates that it will seek to cause a special meeting of shareholders of the Company to be called to consider an amalgamation, or another transaction including a statutory arrangement, involving Purchaser (or an affiliate of Purchaser) and the Company for the purposes of enabling Purchaser to acquire all of the Common Shares not deposited under the Offer for consideration identical to the consideration offered under the Offer. Should any such special meeting of shareholders of the Company be called, Motorola will vote any shares of Common Shares over which it has voting power in favor of any such subsequent transaction.

         The Offer Agreement provides that the Company will (i) accelerate the vesting of any outstanding unvested options issued under the Company's Amended and Restated (#2) 1995 Stock Option Plan or any predecessor plan (the "Plan"), subject to obtaining the consent of the holder where required under the terms of the Plan, and (ii) upon the written direction of Motorola, take any action in respect of the options outstanding under the Plan that is permitted under the terms of the Plan and under all applicable laws.

         The Offer Agreement further provides that upon the take-up and payment for Common Shares by Purchaser pursuant to the Offer, and provided Purchaser thereby acquires at least a majority of the outstanding Common Shares, the Company shall use its reasonable best efforts to (i) ensure that Purchaser will have the ability to immediately replace the members of the Board of Directors of the Company with individuals designated by Purchaser, and (ii) assist Purchaser in acquiring, pursuant to a subsequent acquisition transaction or other transaction proposed by Purchaser, all of the Common Shares not tendered to Purchaser.

         Concurrently with the execution of the Offer Agreement, Motorola has entered into separate lock-up agreements, dated as of August 19, 1999 (the "Lock-Up Agreements"), with each of Jean J. Belanger, Chairman of the Board and Chief Executive Officer of the Company, and Gregory P. Galanos, President and Chief Technology Officer of the Company (the "Significant Shareholders"). Pursuant to the Lock-Up Agreements, the Significant Shareholders have irrevocably and unconditionally agreed to deposit the aggregate of 3,790,478 Common Shares presently beneficially owned by them (representing approximately 25.8% of the Common Shares issued and outstanding), any Common Shares issuable upon the exercise of certain stock options held by the Significant Shareholders (subject to the acceleration by the Company of the vesting of such options), and any Common Shares subsequently obtained by the Significant Shareholders, as soon as practicable after the execution of the Lock-Up Agreements and in any event no later than the expiry of the Offer. Among other covenants in the Lock-Up Agreements, the Significant Shareholders have granted to Motorola their irrevocable proxy and attorney-in-fact to vote their Common Shares in order to give effect to the covenants of the Significant Shareholders contained in the Lock-Up Agreements and in furtherance of the obligations of the Company contained in the Offer Agreement. The Significant Shareholders have further agreed (i) to not grant or agree to grant any proxy or other right to vote the Common Shares of the Significant Shareholders or enter into any voting trust or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to their Common Shares, and (ii) to exercise the voting rights attaching to the Common Shares of the Significant Shareholders and otherwise use their best efforts to oppose any proposed action by the Company or its shareholders in respect of any amalgamation or other business combination or similar transaction involving the Company or which might reasonably be regarded as being directed toward or likely to prevent or delay the take up and payment of the Common Shares deposited under the Offer or the successful completion of the Offer.

         Concurrently with the execution of the Offer Agreement and the Lock-Up Agreements, and as a condition and inducement to Motorola's execution of the Offer Agreement and completion of the Offer, Motorola and the Company have entered into a stock option agreement, dated as of August 19, 1999 (the "Option Agreement"), whereby the Company has granted to Motorola an unconditional, irrevocable option (the "Option") to purchase an aggregate of 2,913,172 Common Shares at a price per Common Share equal to US$6.25, provided that the number of Common Shares that may be acquired by exercising the Option may not exceed 19.9% of the issued and outstanding Common Shares at the time of the exercise (without giving effect to the Common Shares issued or issuable under the Option). Motorola may exercise the Option only if (i) the Offer Agreement is terminated for reasons set out in the Offer Agreement that also require the Company to pay Purchaser a termination fee and (ii) the exercise is made prior to (a) thirteen months (or such longer period as provided in the Option Agreement) after termination of the Offer Agreement, (b) the completion of the acquisition of all of the issued and outstanding Common Shares by Motorola or Purchaser, or (c) the payment of any amounts in connection with the repurchase of the Option in accordance with the terms of the Option Agreement that total more than $4.7 million.

         If either the Compulsory Acquisition or the Amalgamation is completed as planned, Motorola expects to cause the Company to (i) have the Common Shares to cease to be listed on The Toronto Stock Exchange and the National Market System of The Nasdaq Stock Market, Inc. and (ii) terminate the registration of the Common Shares pursuant to Section 12(g)(4) of the Act.

         The preceding summary of certain provisions of the Offer Agreement, the Lock-Up Agreements and the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2, 3 and 4 hereto, and which are incorporated herein by reference. Other than as described above, neither Motorola nor Purchaser has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although, subject to the provisions of the Offer Agreement, Motorola and Purchaser reserve the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         (a) Pursuant to the Lock-Up Agreements, Motorola, indirectly, may be deemed to be the beneficial owner of 3,790,478 Common Shares, which represent 25.8% of the total outstanding Common Shares. In addition, if the Offer Agreement is terminated for reasons set out in the Offer Agreement that also require the Company to pay Purchaser a termination fee, Motorola will have the right pursuant to the Option Agreement to acquire up to an aggregate of 2,913,172 Common Shares, provided that the number of Common Shares that may be acquired by exercising the Option may not exceed 19.9% of the issued and outstanding Common Shares at the time of the exercise (without giving effect to the Common Shares issued or issuable under the Option). The aggregate 2,913,172 shares that Motorola has the right to acquire by exercising the Option, combined with the 3,790,478 Common Shares subject to the Lock-Up Agreements, represent 38.2% of the total outstanding Common Shares. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that Motorola or Purchaser is the beneficial owner of the Common Shares referred to in this paragraph for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b) Motorola and Purchaser have the shared power to vote or to direct the vote of 3,790,478 Common Shares. Pursuant to the Lock-Up Agreements, each Significant Shareholder is restricted from voting its Common Shares in accordance with the limitations summarized in Item 4 above. If Motorola exercises the Option, it will have the sole power to vote or to direct the vote of up to an aggregate of 2,913,172 Common Shares.

         (c) Except as set forth in this Item 5, to the best knowledge of Motorola and Purchaser, neither Motorola, Purchaser, nor any of their respective directors or executive officers, nor any other person described in Item 2 above has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Schedule 13D and as set forth in Item 7 of this Schedule 13D, to the best knowledge of Motorola and Purchaser, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.                        Description
         -----------                        -----------


               1 Offer Agreement, dated as of August 19, 1999, by and between Metrowerks Inc. and Motorola, Inc.

               2 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Jean J. Belanger.

               3 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Gregory P. Galanos.

               4 Stock Option Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Metrowerks Inc.

               5 Joint Filing Agreement, dated as of August 27, 1999, by and between Motorola, Inc. and Motorola Canada Acquisition Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1999


                                  MOTOROLA, INC.



                                  By: /s/ Carl F. Koenemann
                                     -------------------------------------------
                                  Name:   Carl F. Koenemann
                                  Title:  Executive Vice President and
                                          Chief Financial Officer



                                  MOTOROLA CANADA ACQUISITION CORP.



                                  By: /s/ Carl F. Koenemann
                                     -------------------------------------------
                                  Name:   Carl F. Koenemann
                                  Title:  Vice President

                                   SCHEDULE A

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                 MOTOROLA, INC.

         The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

                           DIRECTORS OF MOTOROLA, INC.

Gary L. Tooker                      Vice Chairman of the Board of Directors of Motorola, Inc.

Christopher B. Galvin               Chairman of the Board and Chief Executive Officer, Motorola, Inc. since June 1999.

Robert W. Galvin                    Chairman of the Executive Committee, Motorola, Inc.

Robert L. Growney                   President and Chief Operating Officer, Motorola, Inc.

Ronnie C. Chan                      Chairman, Hang Lung Development Group. His business address is: Hang Lung Development
                                    Company Limited, 28/F Standard Chartered Bank Building, 4 Des Voeux Road Central,
                                    Hong Kong.

H. Laurance Fuller                  Co-Chairman, BP Amoco, p.l.c. His business address is: BP Amoco, p.l.c., 200 East
                                    Randolph Street, Chicago, Illinois 60601.

Anne P. Jones                       Consultant. Her business address is: 5716 Bent Branch Road, Bethesda, Maryland 20816.

Donald R. Jones                     Retired; formerly Chief Financial Officer, Motorola, Inc. His business address is:
                                    1776 Beaver Pond Road, Inverness, Illinois 60067.

Judy C. Lewent                      Senior Vice President and Chief Financial Officer, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, New Jersey 08889.

Dr. Walter E. Massey                President of Morehouse College. His business address is: Morehouse College, 830
                                    Westview Drive, SW, Atlanta, Georgia 30314.

Nicholas Negroponte                 Director of Media Laboratory of Massachusetts Institute of Technology. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210,
                                    Cambridge, Massachusetts 02139.

John E. Pepper, Jr.                 Chairman of the Board, Procter & Gamble Co. His business address is: Procter & Gamble
                                    Co., One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

Samuel C. Scott III                 President and Chief Operating Officer, Corn Products International. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, Illinois 60501.

B. Kenneth West                     Senior Consultant for Corporate Governance to Teachers Insurance and Annuity
                                    Association-College Retirement Equities Fund. His business address is: Harris
                                    Bankcorp, Inc. P.O. Box 775, Chicago, Illinois 60609.

Dr. John A. White                   Chancellor, University of Arkansas. His business address is: University of Arkansas,
                                    425 Administration Building, Fayetteville, Arkansas 72701.

     EXECUTIVE OFFICERS OF MOTOROLA (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Keith J. Bane                       Executive Vice President and President, Americas Region.

Robert L. Barnett                   Executive Vice President and President, Commercial, Government and Industrial
                                    Solutions Sector, Communications Enterprise.

Arnold S. Brenner                   Executive Vice President and President, Global Government Relations and Standards.

Glenn A. Gienko                     Executive Vice President and Motorola Director of Human Resources.

Merle L. Gilmore                    Executive Vice President and President, Communications Enterprise.

Joseph M. Guglielmi                 Executive Vice President and President, Integrated Electronic Systems Sector.

Bo Hedfors                          Executive Vice President and President, Network Solutions Sector, Communications
                                    Enterprise.

Carl F. Koenemann                   Executive Vice President and Chief Financial Officer.

Ferdinand C. Kuznik                 Executive Vice President and President, Motorola Europe, Middle East, and Africa.

A. Peter Lawson                     Executive Vice President, General Counsel and Secretary.

James A. Norling                    Executive Vice President and President, Personal Communications Sector,
                                    Communications Enterprise and Deputy to the Chief Executive Office.

Hector Ruiz                         Executive Vice President and President, Semiconductor Products Sector.

C. D. Tam                           Executive Vice President and President, Asia Pacific Region.

Frederick T. Tucker                 Executive Vice President and Deputy to the Chief Executive Officer.

Richard W. Younts                   Executive Vice President and Senior Advisor on Asian Affairs.


                                   SCHEDULE B

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                        MOTOROLA CANADA ACQUISITION CORP.

         The following table sets forth the name, business address, citizenship, and principal occupation or employment at the present time for each director and executive officer of Purchaser.

                 DIRECTORS OF MOTOROLA CANADA ACQUISITION CORP.

Micheline Bouchard                  Director of Motorola Canada Acquisition Corp.  Corporate Vice President of Motorola,
                                    Inc.  Her business address is: 3900 Victoria Park Avenue, North York, Ontario, M2H
                                    3H7.  Citizenship: Canadian

Fred Shlapak                        President and Chief Executive Officer and Director of Motorola Canada Acquisition
                                    Corp.  Senior Vice President and Assistant to the President of Semiconductor Products
                                    Sector, Motorola, Inc.  His business address is 6501 William Cannon Drive West,
                                    Austin, Texas 78735-8598. Citizenship: Canadian

Martin R. Motz                      Director of Motorola Canada Acquisition Corp.  His business address is 3900 Victoria
                                    Park Avenue, North York, Ontario, M2H 3H7.  Citizenship:  Canadian

             EXECUTIVE OFFICERS OF MOTOROLA CANADA ACQUISITION CORP.
        (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA CANADA ACQUISITION CORP.)

Eliseo Herrera                      Chief Financial Officer of Motorola Canada Acquisition Corp.  His business address is
                                    6501 William Cannon Drive West, Austin, Texas 78735-8598.  Citizenship:  United States

Carl F. Koenemann                   Vice President of Motorola Canada Acquisition Corp.  Executive Vice President and
                                    Chief Financial Officer of Motorola, Inc.  His business address is 1303 East
                                    Algonquin Road, Schaumburg, Illinois 60196.  Citizenship:  United States

Garth L. Milne                      Treasurer of Motorola Canada Acquisition Corp.  Senior Vice President and Treasurer,
                                    of Motorola, Inc.  His business address is 1303 East Algonquin Road, Schaumburg,
                                    Illinois 60196.  Citizenship: United States

A. Peter Lawson                     Secretary of Motorola Canada Acquisition Corp.  Executive Vice President, General
                                    Counsel and Secretary of Motorola, Inc.  His business address is 1303 East Algonquin
                                    Road, Schaumburg, Illinois 60196.  Citizenship:  United States

Michelle Warner                     Assistant Secretary of Motorola Canada Acquisition Corp.  Her business address is
                                    1303 East Algonquin Road, Schaumburg, Illinois 60196.  Citizenship:  United States

Ray A. Dybala                       Assistant Secretary of Motorola Canada Acquisition Corp.  Senior Vice President and
                                    Director of Worldwide Tax, Corporate Finance, of Motorola, Inc.  His business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.  Citizenship:  United States

Carol Forsyte                       Assistant Secretary of Motorola Canada Acquisition Corp.  Her business address is
                                    1303 East Algonquin Road, Schaumburg, Illinois 60196.  Citizenship:  United States

                                  EXHIBIT INDEX

         Exhibit No.                        Description
         -----------                        -----------


               1 Offer Agreement, dated as of August 19, 1999, by and between Metrowerks Inc. and Motorola, Inc.

               2 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Jean J. Belanger.

               3 Lock-Up Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Gregory P. Galanos.

               4 Stock Option Agreement, dated as of August 19, 1999, by and between Motorola, Inc. and Metrowerks Inc.

               5 Joint Filing Agreement, dated as of August 27, 1999, by and between Motorola, Inc. and Motorola Canada Acquisition Corp.